Exhibit 4.5

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

STOCK CERTIFICATE INFORMATION SHEET

(To Appear on Stock Certificate or to Be Sent upon Request

and Without Charge to Stockholders Issued Shares without Certificates)

All capitalized terms in this document have the meanings defined in the Charter of Dividend Capital Diversified Property Fund Inc. (the “Corporation”), as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office. The Corporation has four classes of Common Shares: Class A Common Shares, Class W Common Shares, Class I Common Shares, and unclassified Common Shares. The unclassified Common Shares are sometimes referred to as “Class E” Shares and one of the four “classes” of Shares.

Note: Instead of the information below, the certificate may state that the Corporation will furnish information regarding transfer restrictions, preferences, limitations and rights of stockholders to a stockholder on request and without charge. In the case of uncertificated Shares, the Corporation will send the holder of such Shares a written statement of the information otherwise required on certificates.

The information below is a summary. For complete information regarding transfer restrictions, preferences, limitations and rights of stockholders please refer to the Corporation’s Charter, as amended and supplemented.

Statement Regarding Restrictions on Transferability of Shares of Common Stock

REIT Transfer Restrictions

The securities of the Corporation are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a Real Estate Investment Trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially or Constructively Own Common Shares of the Corporation in excess of 9.8% percent (in value or number of Shares) of the outstanding Common Shares of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own Shares of the Corporation in excess of 9.8% percent of the value of the total outstanding Shares of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Shares that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT (including, but not limited to, Beneficial or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code); and (iv) no Person may Transfer Shares if such Transfer would result in Shares of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own Shares which cause or will cause a Person to Beneficially or Constructively Own Shares in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the Shares represented hereby will be automatically transferred to a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem Shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio.

Other Charter Restrictions

Subject to suitability standards established by individual states, to become a Stockholder in the Corporation, if such prospective Stockholder is an individual (including an individual beneficiary of a purchasing Individual Retirement Account), or if the prospective Stockholder is a fiduciary (such as a trustee of a trust or corporate pension or profit sharing plan, or other tax-exempt organization, or a custodian under a Uniform Gifts to Minors Act), such individual or fiduciary, as the case may be, must represent to the Corporation, among other requirements as the Corporation may require from time to time:

With respect to Class E Common Shares:

•

that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a minimum annual gross income of $45,000 and a net worth (excluding home, furnishings and automobiles) of not less than $45,000; or

•

that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Shares) has a net worth (excluding home, furnishings and automobiles) of not less than $150,000.

With respect to Class A, Class W and Class I Common Shares:

•

that such individual meets the applicable suitability standards set forth in the most recent prospectus relating to a public offering of Class A, Class W and Class I Common Shares, respectively, as such prospectus may be amended or supplemented with the approval of a majority of the Board of Directors from time to time (the “Prospectus”).

In addition, unless a unless a Stockholder is transferring all of his or her Shares, a Stockholder may not transfer her or her Shares in a manner that causes such Stockholder or such Stockholder’s transferee to own less than $2,000 in Shares.

Statement Regarding Preferences, Limitations, and Rights of Common Shares

The Common Shares shall be subject to the express terms of any series of Preferred Shares. Subject to the provisions of Article VII of the Charter and except as may otherwise be specified in the terms of any class or series of Common Shares, each Common Share shall entitle the holder thereof to one vote per share on all matters upon which Stockholders are entitled to vote pursuant to Section 12.2 of the Charter. Except as may be provided otherwise in the Charter, and subject to the express terms of any series of Preferred Shares, the holders of the Common Shares shall have the exclusive right to vote on all matters (as to which a common stockholder shall be entitled to vote pursuant to applicable law) at all meetings of the Stockholders. The Board may classify or reclassify any unissued Common Shares from time to time in one or more classes or series of Shares.

In the event of any voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Corporation, the aggregate assets available for distribution to holders of the Common Shares shall be determined in accordance with applicable law. Each holder of Common Shares of a particular class shall be entitled to receive, ratably with each other holder of Common Shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding Common Shares of such class held by such holder bears to the total number of outstanding Common Shares of such class then outstanding.

The following additional special provisions apply to Class A, Class W and Class I Common Shares.

Relative Seniority

In respect of rights to receive distributions and to participate in distributions of payments in the event of any liquidation, dissolution or winding up of the Corporation, each of the Class A, Class W and Class I Common Shares shall rank, respectively: (a) on parity with any of the other three classes of Common Shares and all other equity securities issued by the Corporation other than those referred to in clause (b); and (b) junior to all equity securities issued by the Corporation which rank senior to such class of Common Shares.

Distributions

Distributions shall be made with respect to each of the four classes of Shares at the same time. The per share amount of any distribution with respect to the Class A, Class W and Class I Common Shares shall be determined as described in the Prospectus. This per share amount may differ from the per share amount of any distribution with respect to the other three classes of Common Shares pursuant to the liquidation rights described below or on account of differences in class-specific expense allocations as described in the Prospectus or for other reasons as determined by the Board of Directors.

Liquidation Rights

In this section, the following words have the meanings indicated:

•	Net Asset Value per Common Share means the net asset value of the Corporation allocable to the Class A , Class W or Class I Common Shares, as applicable, calculated as described in the Prospectus, divided by the number of outstanding Common Shares of such class.

•	Net Asset Value per Parity Share means, with respect to each of the Class A, Class W or Class I Common Shares, the net asset value of the Corporation allocable to the Parity Shares, calculated as described in the Prospectus, divided by the number of outstanding Parity Shares.

•	Parity Shares means, with respect to each of the Class A, Class W and Class I Common Shares, the other three classes of Common Shares and all other equity securities issued by the Corporation other than those ranking senior to the applicable class of Common Shares.

Upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the holders of the Class A , Class W or Class I Common Shares, as applicable, shall be entitled to be paid a liquidation payment equal to the applicable Net Asset Value per Common Share; provided, however, that if the available assets of the Corporation are insufficient to pay in full the applicable Net Asset Value per Common Share as well as the Net Asset Value per Parity Share, then the holders of such class of Common Shares shall be paid a liquidation payment equal to the product of (i) the value of the assets of the Corporation that are legally available for distribution to the holders of such class of Common Shares and Parity Shares and (ii) the quotient obtained by dividing the net asset value of the Corporation allocable to such class of Common Shares by the sum of the net asset value of the Corporation allocable to such class of Common Shares and the net asset value of the Corporation allocable to Parity Shares, all as calculated as described in the Prospectus; and provided further, that if after paying the applicable Net Asset Value per Common Share and the Net Asset Value per Parity Share, there remain assets available for distribution to such shares, then the holders of such shares shall share such available assets equally on a per share basis.

Neither the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, nor the merger or consolidation of the Corporation into or with any other entity or the merger or consolidation of any other entity into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary of the Corporation.

Underwriting Compensation

Each Class A, Class W and Class I Common Share issued in a public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, shall be subject to distribution-related commissions or fees as described in the Prospectus.

Preferred Shares.

The Board may classify any unissued Preferred Shares and reclassify any previously classified but unissued Preferred Shares of any series from time to time, in one or more classes or series of Shares.